Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 5, 2012

Relating to Preliminary Prospectus Supplement dated September 5, 2012

Registration No. 333-178973

Associated Banc-Corp

$155,000,000 1.875% Senior Notes Due 2014

Pricing Term Sheet

Issuer:	Associated Banc-Corp

Security Ratings*:	Baa1/BBB (Moody’s/S&P)

Security Type:	Senior Notes

Principal Amount:	$155,000,000

Net Proceeds (before expenses and other fees)**:	$154,970,550

Maturity:	March 12, 2014

Coupon:	1.875%

Price to Public:	99.981% of face amount

Benchmark Treasury:	UST 0.250% due August 31, 2014

Benchmark Treasury Price and Yield:	$100-00 3/4 ; 0.238%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	1.888%

Interest Payment Dates:	Each March 12 and September 12, commencing on March 12, 2013

Redemption Provisions: Redemption Date/Terms	February 12, 2014 / Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. Issuer shall provide 30 to 60 calendar days notice of redemption to the registered holder of the notes.

Trade Date:	September 5, 2012

Settlement Date:	September 12, 2012

CUSIP/ISIN:	045488AD5 / US045488AD50

Book-Running Manager:	Credit Suisse Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Associated Banc-Corp will also pay to the underwriter a fee of 0.15% per note, and $232,500 in the aggregate.

The following table sets forth the following capital ratios on an actual basis as of June 30, 2012 and as adjusted to give effect to (1) this offering and (2) the issuer’s anticipated use of the proceeds from this offering, which includes the redemption of the trust preferred securities described in the preliminary prospectus supplement dated September 5, 2012 under the heading “Use of proceeds.”

	Actual as of June 30, 2012	As adjusted for notes issuance	As adjusted for notes issuance and redemption of trust preferred securities
Tier 1 common equity to risk-weighted assets*	12.04%	12.04%	12.04%
Tier 1 risk-based capital ratio	13.64%	13.64%	12.46%
Total risk-based capital ratio	15.08%	15.08%	13.90%

*	Tier 1 common equity to risk-weighted assets is a non-GAAP measure that equals Tier 1 capital excluding qualifying perpetual preferred stock and trust preferred securities divided by risk-weighted assets

The issuer has filed a registration statement (including a preliminary prospectus supplement dated September 5, 2012 and an accompanying prospectus dated January 11, 2012) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037.

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